                                 United States
                      Securities and Exchange Commission
                             Washington, DC 20549

                                   FORM 6-K
                       Report of Foreign Private Issuer
   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       Commission File Number  000-27663

                            SATYAM INFOWAY LIMITED
            (Exact name of registrant as specified in its charter)

                                Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                              Maanasarovar Towers
             271-A, Anna Salai, Teynampet, Chennai 600 018, India
                               (91) 44-435-3221
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.  Form 20F  X   Form 40 F _____
                                              ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______  No   X
                ---

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Other Events.

     On June 5, 2000, Satyam Infoway Limited ("Satyam Infoway" or the "Company") issued a press release announcing its strategic investment in, and partnership with, CricInfo Limited, a private company incorporated in England and Wales under the Companies Act 1985 to 1989 ("CricInfo"). Satyam Infoway will purchase a 25% stake in CricInfo for an aggregate of $37.5 million of Satyam Infoway's American Depositary Shares ("ADSs"). Of the ADSs to be issued, $21.5 million will be issued to shareholders of CricInfo in exchange for the transfer of outstanding CricInfo shares to Satyam Infoway and $16.0 million will be issued to CricInfo in exchange for newly issued CricInfo shares. The number of ADSs issued will be based on the price of the ADSs on Nasdaq on the day prior to completion of Satyam Infoway's acquisition of the CricInfo shares. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

     This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties, including the need for Satyam Infoway to issue the ADSs necessary to finance the acquisition of CricInfo shares and complete the acquisition, that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks Related to Our Business" in Satyam Infoway's Report on Form 6-K for the quarter ended December 31, 1999 which has been filed with the Securities and Exchange Commission.

Exhibits.

     (c)  Exhibits:

               99.1 Press release dated June 5, 2000.

                                  SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date:  June 14, 2000                    SATYAM INFOWAY LIMITED



                                        By:  /s/ T. R. Santhanakrishnan
                                             --------------------------
                                        Name:   T.R.  Santhanakrishnan
                                        Title:  Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit Number       Description
--------------       -----------

99.1                Press release dated June 5, 2000.